Exhibit 99.E

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Chile corresponding to the headings below that is contained in Exhibit 99.D to Chile’s Annual Report. To the extent the information in this section differs from the information contained in the Annual Report, you should rely on the information in this section. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report.

THE ECONOMY

Economic Performance Indicators

The following table sets forth changes in the Imacec, Mining Imacec and Non-mining Imacec (in each case, as defined in the Annual Report) for March 2020:

Imacec, Mining Imacec and Non-mining Imacec

(% change from same period in previous year)

	Imacec	Mining Imacec	Non-mining Imacec
2020
March	(3.5)	0.8	(4.0)

In March 2020, the Imacec decreased by 3.5%, mainly due to a 4.0% decrease in the non-mining Imacec, in turn, driven by the COVID-19 outbreak and the measures taken by the government to mitigate the spread of the virus. See “Recent Developments—Social Developments—The Outbreak of COVID-19” in the Annual Report. This decrease in the non-mining Imacec was partially offset by a 0.8% increase in mining Imacec.

On May 4, 2020, the Chilean Budget Office updated its medium-term real GDP growth forecast for the Chilean economy, projecting a real GDP growth of 4.3% and 3.5% for 2021 and 2022, respectively.

PUBLIC SECTOR FINANCES

Government Expenditures

2020 Budget

On May 4, 2020, in light of the measures introduced in April 2020 to address the COVID-19 outbreak, the advisory committees to the Ministry of Finance updated their projections on the long-term price of copper and Chile’s trend real GDP growth for the periods indicated.

Revised Assumptions for Structural Balance

	September 2019 Assumptions (1)	New Assumptions (2)
Trend Real GDP growth (% annual change for 2020 compared to 2019)	2.8	1.8
Long-term Copper price (US$ cents per pound) (2020-2024)	286	273

(1)	Considered for the preparation of the 2020 Budget Law
(2)	Published by the Budget Office on May 4, 2020.

Source: Chilean Budget Office.

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Establishment of Principles of Fiscal Policy

On May 4, 2020, following the revised projections by the advisory committees to the Ministry of Finance described above, the Chilean Budget Office, updated the structural deficit forecasts for the Chilean economy, projecting a structural deficit of 3.5% in 2020, 3.0% in 2021 and 2.1% in 2022, compared to a structural deficit of 3.2%, 2.5% and 2.0% for such years, respectively, included in the goals set by the Piñera administration in 2018. See “Public Sector Finances—Fiscal Responsibility Law—Establishment of Principles of Fiscal Policy” in the Annual Report.

In addition, on May 4, 2020, the Chilean Budget Office announced that it projects the headline fiscal deficit to reach 2.2% in 2021 and 2.3% in 2022. Given such estimates, the central government’s gross public debt is expected to increase to 32.7% of GDP in 2020, 35.9% of GDP in 2021 and 37.9% of GDP in 2022.

While the forecasts for the Chilean economy included in this Amendment might have been reasonable when formulated, actual outcomes depend on future events. Accordingly, Chile can give no assurance that economic results will not differ materially from the information set forth above.

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